SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

     BRASKEM S.A
C.N.P.J. No 42.150.391/0001 -70
NIRE 29300006939
PUBLIC COMPANY
MINUTES OF EXTRAORDINARY GENERAL MEETING
HELD ON APRIL JULY 31, 2007

1. DATE AND TIME: July 31, 2007 at 10:00 a.m. 2. LOCATION: Company’s headquarters, located at Rua Eteno N° 1561, Camaçari Petrochemical Complex, CEP 42.810 -000, Municipality of Camaçari, State of Bahia. 3. CONVENING NOTICE AND PUBLICATION: (i) Notice of Convocation published in compliance with Article 124 of Law N° 6,404/76 on July 10, 11 and 12, 2007 in the "Diário Oficial do Estado da Bahia" and in the "A Tarde" newspaper, being also published on these same dates, in compliance with CVM Instructions Nos 02/78 and 207/94 for the purposes of wider disclosure in the "Gazeta Mercantil" newspaper; and (ii) “Relevant Fact”, in attendance with CVM Instructions Nos 358/2002 and 319/1999, published in the "Diário Oficial do Estado da Bahia" and in the "A Tarde" and "Gazeta Mercantil" newspapers on July 10, 2007. 4. PRESENCE: Shareholders representing more than 88% (eighty-eight per cent) of the voting capital of the Company, as evinced by the signatures below and in the “Shareholders’ Attendance Book". Also present for the purposes of the provisions set forth in Article 134, Paragraph 1 of Law No 6,404/76, Ms. Ana Virgínia Borges Cruz, representing the Management of the Company; Ms. Maria Célia Duarte de Souza, registered with the CPF/MF under Nº 489.283.904 -00, representing the specialized company BAKER TILLY BRASIL – ES Auditores Independentes Ltda. , registered with the CNPJ under Nº 27.243.377/0001 -28 at the Corporations Civil Registry Office under Nº 3074 on May 28, 1975, Municipal Registration Nº 011.664 -2, Registered with the Regional Accounting Council (CRC) in State of Espírito Santo under Nº 2ES000289/O-5 and established at Avenida Nossa Senhora da Penha Nº 1255, 5º andar, Edifício Ômega Center, Vitória, State of Espírito Santo; Mr. Fernando Trajano Patricio, registered with the Regional Accounting Council (CRC) under Nº 1SP206305/P-4, representing KPMG Auditores Independentes; and, pursuant to the terms of Article 164, Mr. Walter Murilo Melo de Andrade, a member of the Fiscal Council of the Company. 5. COMPOSITION OF THE PRESIDING BOARD: Chairman: Anna Cecília de M. C. Dutra da Silva, and Secretary: Ana Patrícia Soares Nogueira, appointed in compliance with Article 17 of the Bylaws. 6. REPORTS OF THE FISCAL COUNCIL - In a Report issued on July 4, 2007, the Fiscal Council of the Company issued an opinion in favor of the approval by the Extraordinary General Meeting of the merger transaction of Tegal – Terminal de Gases Ltda. proposal (“Target Company”) by the Company, and other documents underpinning this corporate transaction. 7. AGENDA: I) EXTRAORDINARY GENERAL MEETING - 01) Election of a Member of the Board of Directors, due to the resignation submitted; 2) Approval and ratification of the appointment and contracting by the Management of the Company of the specialized firm in charge of drawing up the Appraisal Report for the Target Company; 03) Examination, discussion and approval of documents related to the merger transaction of the Target Company by the Company; 04) Approval of the merger transaction of the Target Company by the Company with no increase in its capital stock. 8. DELIBERATIONS: The matters listed on the Agenda were presented for discussion

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3632.5102
Escritórios: Rio de Janeiro/RJ - Av. Presidente Vargas, nº 309, 13º andar - CEP 20071-003 - Tel. (21) 2216.1616 - Fax (21) 2223.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 3342.3088 - Fax (71) 3342.3698
São Paulo/SP – Av. das Nações Unidas, 4777, Alto de Pinheiros, CEP. 05477-000 – Tel. (11) 3443-9999 – Fax (11) 3023-0420

    BRASKEM S.A
C.N.P.J. No 42.150.391/0001 -70
NIRE 29300006939
PUBLIC COMPANY
MINUTES OF EXTRAORDINARY GENERAL MEETING
HELD ON APRIL JULY 31, 2007

and put to the vote with the following decisions adopted unanimously by those present, except for the abstention of Fundação Petrobras de Seguridade Social (PETROS) and Caixa de Previdência dos Funcionários do Banco do Brasil (PREVI) Shareholders for the first matter listed on the Agenda, presented in item 8.1 below: 8.1. RESIGNATION AND REPLACEMENT ON THE BOARD OF DIRECTORS– a) take note of the resignation submitted by Board Member Masatoshi Furuhashi; b) place on record votes of thanks and acknowledgement to this resigning Board Member for his dedicated efforts and contributions to the Company; c) elect to fill the position left vacant by the resignation of Mr. Masatoshi Furuhashi as a full member of the Board whose term of office coincides with those of the other Board Members, namely until the Annual General Meeting examining the Accounts of the Management for the financial year ending on December 31, 2007, Mr. JOSÉ MAURO METTRAU CARNEIRO DA CUNHA, Brazilian, married, engineer, registered with the CPF/MF under Nº 299.637.297 -20, Identity Card RG Nº 02549734-8 IFP/RJ, resident and domiciled in Rio de Janeiro, State of Rio de Janeiro , with his commercial address at Praia de Botafogo Nº 300, 11º andar, sala 101, Botafogo, Rio de Janeiro, State of Rio de Janeiro , CEP 22.250 -040. The Board Member elected hereby declares in writing, pursuant to the provisions in Article 37, item II, of Law Nº 8,934 dated November 18, 1994, with wording given by Law Nº 10,194 dated February 14, 2001 that he is not prevented from trading or managing a corporation due to any criminal sentence, nor has he been sentenced for bankruptcy crime, misconduct bribery, subornation, embezzlement or peculation against the national economy, public good faith or property, or any criminal offense that prevents access to public positions, even if temporarily as set forth in Paragraph 1 of Article 147 of Law N° 6,404 dated December 15, 1976, having also presented written declarations in compliance with CVM Instructions Nºs 358, dated January 3, 2002 and 367 dated May 29, 2002, pursuant to the terms set forth in these Instructions, which have been filed at the Company headquarters, after which the respective deed of induction was recorded in the appropriate book on this date. As a result of the election decided above, the Board of the Company will have the following composition: BOARD MEMBERS: PEDRO AUGUSTO RIBEIRO NOVIS – PRESIDENT; ALVARO FERNANDES DA CUNHA FILHO – VICE-PRESIDENT; ALVARO PEREIRA NOVIS; ANTONIO BRITTO FILHO; FRANCISCO TEIXEIRA DE SÁ; JOSÉ DE FREITAS MASCARENHAS; JOSÉ LIMA DE ANDRADE NETO; JOSÉ MAURO METTRAU CARNEIRO DA CUNHA; LUIZ FERNANDO CIRNE LIMA; NEWTON SERGIO DE SOUZA; PATRICK HORBACH FAIRON. RESPECTIVE ALTERNATES: RUY LEMOS SAMPAIO; MARCOS LUIZ ABREU DE LIMA; MARCOS WILSON SPYER REZENDE; RUBIO FERNAL FERREIRA E SOUSA; LÚCIO JOSÉ SANTOS JÚNIOR; GUILHERME SIMÕES DE ABREU; EDMUNDO JOSÉ CORREIA AIRES; YUKIHIRO FUNAMOTO; HILBERTO MASCARENHAS ALVES DA SILVA FILHO; CLÁUDIO MELO FILHO; ROGÉRIO GONÇALVES MATTOS; 8.2 Approve and ratify the appointment and

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3632.5102
Escritórios: Rio de Janeiro/RJ - Av. Presidente Vargas, nº 309, 13º andar - CEP 20071-003 - Tel. (21) 2216.1616 - Fax (21) 2223.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 3342.3088 - Fax (71) 3342.3698
São Paulo/SP – Av. das Nações Unidas, 4777, Alto de Pinheiros, CEP. 05477-000 – Tel. (11) 3443-9999 – Fax (11) 3023-0420

       BRASKEM S.A
C.N.P.J. No 42.150.391/0001 -70
NIRE 29300006939
PUBLIC COMPANY
MINUTES OF EXTRAORDINARY GENERAL MEETING
HELD ON APRIL JULY 31, 2007

contracting undertaken previously by the Management of the Company of the specialized company BAKER TILLY BRASIL – ES Auditores Independentes Ltda. as identified above, represented at the Meeting by Ms. Maria Célia Duarte de Souza, who offered to clear up any doubts for the Shareholders in attendance, with this company having examined the audited financial statements of the Target Company and undertaken the accounting assessment of the net equity of the Target Company, on the base date defined for the merger transaction thereof, namely May 31, 2007 (“Base Date”), also preparing the respective Accounting Appraisal Report for the purposes of the accounting entries of the Company; 8.3. Approve, after examination and discussion, the Protocol and Justification for the merger transaction of the Target Company by the Company, signed by the Management of the Company and dated June 15, 2007 (“Protocol and Justification”), presenting the purposes, bases and other conditions related to the merger transaction of the Target Company by the Company, having been drawn up in compliance with the provisions in Articles 224, 225 and following of Law No 6,404/76, as well as CVM Instruction No 319/99, which document was presented by the Chairman and having been examined by those present, was initialed by the Members of the Presiding Board and filed at the headquarters of the Company, with a copy thereof being initialed by the Secretary and forming an integral part of these Minutes as Annex I; 8.4. Approve with no reservations, after examination and discussion, the financial statements and the Accounting Appraisal Report on the net equity of the Target Company, drawn up previously by the specialized company mentioned in item 8.2. above, for the purposes of the accounting system of the Company, which documents were presented by the Chairman and examined by those present, being initialed by the Members of the Presiding Board and filed at the headquarters of the Company, and whose copies, having been initialed by the Secretary, form an integral part of these Minutes as Annex II (financial statements of the Target Company), Annex III (accounting report on the Target Company). The Accounting Appraisal Report appraised the net equity of the Target Company on the Base Date at R$12,926,685.94 (twelve million, nine hundred and twenty six thousand, six hundred and eighty five Reais and ninety four centavos), all compliant with Law No 6,404/76, as well as CVM Instructions Nos 319/99 and 320/99; 8.5. Approve the merger transaction of the Target Company by the Company in compliance with the terms and conditions established in the Protocol and Justification approved in item 8.3. above, with all the goods, rights and obligations constituting the equity of the Target being transferred to the Company in compliance with the respective Accounting Appraisal Report mentioned in item 8.4. above, with the consequent extinction of the Target Company in full compliance with the Law, also establishing that the premises housing the headquarters of the Target Company will be maintained or absorbed by the by the Company, located at Via Matoim (no number) Porto de Aratu, Candeias Municipality, State of Bahia, CEP 43.800 -000, which will be assigned the status of a branch of the

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3632.5102
Escritórios: Rio de Janeiro/RJ - Av. Presidente Vargas, nº 309, 13º andar - CEP 20071-003 - Tel. (21) 2216.1616 - Fax (21) 2223.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 3342.3088 - Fax (71) 3342.3698
São Paulo/SP – Av. das Nações Unidas, 4777, Alto de Pinheiros, CEP. 05477-000 – Tel. (11) 3443-9999 – Fax (11) 3023-0420

   BRASKEM S.A
C.N.P.J. No 42.150.391/0001 -70
NIRE 29300006939
PUBLIC COMPANY
MINUTES OF EXTRAORDINARY GENERAL MEETING
HELD ON APRIL JULY 31, 2007

Company; 8.6. Place on record that there will be no increase in the equity capital of the Company due to the merger transaction approved hereby, as the Company holds all the equity capital of the Target Company and consequently approve, as set forth in the Protocol and Justification of merger transaction, the cancellation of the shares in the equity capital of the Target Company owned by the Company, based on Article 226, §1 of Law Nº 6,404/76; 8.7. Place on record that, pursuant to Article 12 of CVM Instruction Nº 319/99, the Financial Statements of the Target Company were audited by KPMG Auditores Independentes, as presented in the Report dated June 22, 2007, which forms an integral part of these Minutes, together with Annex II, as approved in item 8.4. above; 8.8. Also place on record that, with the merger transaction of the Target Company and its resulting extinction, the Company will be the legal successor thereof on a universal basis for all its rights and obligations, with the Management of the Company being authorized to undertake all the acts required to implement the corporate transaction approved hereby. 9 – ADJOURNMENT: There being no further business, the Extraordinary General Meeting was adjourned, and these Minutes were drawn up, which, after being read, discussed and found correct, are signed by all shareholders in attendance, constituting the quorum required for the validity of the decisions adopted by this General Meeting, and having authorized by the decision thereof the issue of the necessary certificates by the Secretary of the Meeting. Camaçari, Bahia State, July 31, 2007, [Signature: (a) Presiding Board: Anna Cecília de M. C. Dutra da Silva – Chairman; Ana Patrícia Soares Nogueira – Secretary; (b) Shareholders: Nordeste Química S.A. – Norquisa (p/p Anna Cecília de M. C. Dutra da Silva); ODEBRECHT S.A. (p/p Anna Cecília de M. C. Dutra da Silva); Petrobrás Química S.A. – Petroquisa (p/p Roberto Keller Thompson Mello); Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (p/p Jorge Marcelo Câmara Alves); Fundação Petrobrás de Seguridade Social – PETROS (p/p Renato de Mello Gomes dos Santos)].

The above matches the original recorded on its own.

Ana Patrícia Soares Nogueira
Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3632.5102
Escritórios: Rio de Janeiro/RJ - Av. Presidente Vargas, nº 309, 13º andar - CEP 20071-003 - Tel. (21) 2216.1616 - Fax (21) 2223.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 3342.3088 - Fax (71) 3342.3698
São Paulo/SP – Av. das Nações Unidas, 4777, Alto de Pinheiros, CEP. 05477-000 – Tel. (11) 3443-9999 – Fax (11) 3023-0420

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:August 01, 2007
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.